

November 9, 2017

Kevin C. Tang
Chief Executive Officer
Odonate Therapeutics, LLC
4747 Executive Drive, Suite 510
San Diego, CA 92121

>   **Re: Odonate Therapeutics, LLC**
>   **Amendment No. 1 to Draft Registration Statement on Form S-1**
>   **Filed October 30, 2017**
>   **File No. 377-01730**

Dear Mr. Tang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 27, 2017 letter.

DRS/A filed October 30, 2017

Tesetaxel Clinical Experience , page 3

1.   We note your disclosure that patients have been treated with tesetraxel in 22 clinical studies. However, we also note your disclosure that final data is available for only 8 clinical studies. Please disclose the reasons why the majority of the studies were discontinued. If any study was discontinued specifically due to the failure to meet particular endpoints that were relevant to the safety and/or efficacy of tesetraxel, please disclose the specifics of that clinical study, including the sponsor, date of the study and the results.

Daiichi Sankyo License and Our Intellectual Property , page 4

2.   Please revise the last sentence in this section to reflect the fact that the designation of tesetaxel as a new chemical entity has not yet been determined by any regulatory authority.

Study TOB203: A Phase 2 Study of Tesetaxel as First-line Chemotherapy for MBC, page 63

3.   We note your response to our prior comment 15. Please disclose why the two patients whose response could not be evaluated did not receive at least one tumor scan.

Study 927E-PRT005: A Phase 2 Study of Tesetaxel as Mixed-line Chemotherapy for MBC , page 66

4.   We note your response to our prior comment 16. Please disclose the adverse event that the patient experienced that resulted in the patient discontinuing the study.

Tesetaxel Efficacy, Tolerability and Dosing Regimen as Compared to Available Chemotherapies , page 68

5.   We note your response to our prior comment 17. Please revise the disclosure to make it clear that the dosing regimen for tesetaxel is based on the proposed dosing regimen for your CONTESSA trial.

Daiichi Sankyo License Agreement, page 77

6.   We note your revisions in response to comment 21 and that the License Agreement will terminate upon the last-to-expire patent on a country by country basis. Please revise to clarify when these patents are expected to expire.

        You may contact Sasha Parikh at 202-551-3627 or Sharon Blume at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Ada Sarmento at 202-551-3798 or Erin Jaskot at 202-551-3442 with any other questions.

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance

cc: Ryan A. Murr, Esq.